

Mail Stop 3561

October 22, 2015

Lawrence S. Wexler
Chief Executive Officer
North Atlantic Holding Company, Inc.
5201 Interchange Way
Louisville, KY 40229

> **Re:** **North Atlantic Holding Company, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 25, 2015**
> **CIK No. 0001290677**

Dear Mr. Wexler:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Industry and Market Data, page ii

3. We note your reference here to third party studies. If any of the referenced studies, or any other third party source referenced in this filing was commissioned by you, please provide a third party consent. Refer to Securities Act Rule 436.

4. We note you indicate that there is no assurance as to the accuracy and completeness of the information included from third party sources. Please revise to clarify that you believe the information is reliable.

Prospectus Summary, page 1

Overview, page 1

5. In one of the opening paragraphs, please provide your revenues and net loss (or net income) for the most recent audited period and interim stub to provide a financial snapshot of your company.

6. Please refer to the last paragraph in this section. We note your disclosure regarding compound annual revenue growth rate from 2009 through 2014. Please balance such disclosure by including your revenue and net income or net loss for each year over the same period. Or please remove references to CAGR unless it is also accompanied by disclosure showing the numbers for each year that is represented. Another example is in the first full paragraph on page 2, discussing the sales of your Stoker's brand moist snuff.

IPO Related Transactions, page 7

Amendment of First Lien Credit Agreement, page 7

7. Please revise to disclose the amount that will be outstanding under this facility upon the closing of the offering or advise.

Summary Historical Condensed Consolidated Financial and Other Information, page 12
and
Selected Historical Condensed Consolidated Financial and Other Information, page 43

8. Please revise to ensure consistent chronological presentation throughout. For example, we note the Summary Historical Condensed Consolidated Financial Information on page 12 is presented from left to right beginning with the earliest period (2012), while the financial statements beginning on page F-3 are presented from left to right beginning with the most recent period (2014). Refer to SAB Topic 11(e).

9. Refer to the Balance Sheet data section on page 13. As your computation in footnote (3) to the table indicates working capital is adjusted to exclude cash, please consider revising the caption of this item to adjusted working capital and expand the footnote to explain why cash is excluded. Please also revise the column headings in this section so they refer to a specific date rather than a period of time.

10. Please clarify in your computations of net income per share data whether your common shares are inclusive of both voting stock and non-voting common stock. If so, please include prominent disclosure as to this fact, and describe any difference between the common and non-voting common share if other than voting ability. In this regard, as we note that Standard General L.P. owns 100% of the non-voting common stock and that they may be convertible on a one-for-one basis into common stock after the offering, also describe if the non-voting common stock has rights to share in the earnings, losses, dividends or distributions, similar to the common stock. Reference is made to disclosure under Description of Capital Stock on page 106, which implies there is no material difference other than voting ability. Please confirm if true. Also, please clarify on page 39 under Dividend Policy whether the non-voting common stock will be entitled to the quarterly cash dividends, and expand the discussion on page 103 as to the reasons for exchange and issuance of the non-voting common stock.

11. Refer to as adjusted net income available per share data and footnote (1) to the table. Please revise to limit the 'pro forma' as adjusted data to the most recent fiscal year and subsequent interim period only. Further, for clarity, the pro forma as adjusted data should only give effect to the Stock Split and the Conversion. The footnote explanation should disclose the amount of debt that will be converted and the number of common shares to be issued for each type of debt. A separate pro forma adjustment section, such as, 'pro forma as further adjusted,' should be presented to give effect to the net proceeds from the offering that will be used to repay the remaining outstanding portion of the debt. This additional section should include a footnote as to the computation that discloses for each individual debt facility, such as the 7% Senior Notes, the PIK Toggle Notes, and any other debt, the amount expected to be repaid. The denominator in the computation should only include the number of common shares whose IPO proceeds will be used to repay the outstanding debt.

12. Further as disclosed on page 2, we note your intention to initiate the payment of a dividend commencing with the quarter ended after completion of this offering. Please tell us your consideration of SAB Topic 1.B.3 in your treatment of this dividend payment.

13. Refer to footnote (2) to the table and your discussion of EBITDA and Adjusted EBITDA. We note your definition of EBITDA includes items other than earnings before interest, taxes, depreciation and amortization. As such, please re-label it as Adjusted EBITDA or similar caption. For guidance, see the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, Question 103.01. Please revise accordingly.

14. Refer to the balance sheet data on page 44. Please clarify that the total stockholders' deficit for the six months ended June 30, 2014 is $95,541 rather than $35,541 based on the information on page F-38. Please ensure consistency of all amounts and data throughout the filing.

Risk Factors, page 15

Our Principal Stockholders will be able to exert significant influence, page 32

15. Please also indicate in the risk factor that your principal stockholders may be able to exert influence over the authorization of additional stock, if true.

Use of Proceeds, page 38

16. We note the possible use of proceeds to fund future acquisitions and that you mention pursuing acquisitions at other places in the filing, such as at page 5 under "Strategically Pursue Acquisitions." Please disclose any current acquisition plans, if known, or clarify that you have no current plans. Refer generally to Instructions 5 and 6 under Item 504 of Regulation S-K.

Capitalization, page 40

17. Please revise the last line item of the table to be Total Capitalization, and adjust the amount presented accordingly. In this regard, exclude the amount of cash and cash equivalents from the computation of total capitalization.

18. In footnote (1) to the table, please define whether NATC is that of NATC Holding Company, Inc. or North Atlantic Trading Company, Inc., as shown in the ownership structure on page 6. Further, the first time an acronym is provided in the filing, please disclose its meaning. Also expand the ownership structure chart to disclose the ownership percentages of each of the entities or your operating subsidiaries.

19. We note no amounts or balances held at June 30, 2015 for the line items, Common stock, non-voting and Standard General Warrants. Please expand footnotes (2) and (3) to the table to disclose additional detail of these equity accounts, including the dates issued and the number of shares or warrants issued and outstanding. Disclose the value assigned to the warrants, including the method of valuation. Please clarify if these equity issuances will be done immediately before or in conjunction with the offering.

20. Given that several transactions are reflected in the "as adjusted" column, please give consideration to including an intermediary column in the Capitalization table that gives effect solely to the Stock Split and the Conversion. The last column could be labeled "as further adjusted" to give effect to the additional transaction of the offering and application of the net proceeds. Further, please specify at what point the non-voting common stock and Standard General Warrants have or will be issued.

Dilution, page 41

21. See the dilution table. Please revise the second line item to reflect the historical net tangible book value per share, as adjusted, giving effect to the Stock Split and the Conversion, but excluding the offering and related transactions. Your current description implies that such also gives effect to the sale of common stock in the offering. In addition, please consider including a separate line item that reflects the increase per share in net tangible book value attributable to new investors in this offering.

Management's Discussion and Analysis, page 46

Overview, page 46

22. Refer to the table of financial information about reported segments on page 47. We note footnote (1) discloses that the "other" column includes assets that are not assigned to the three reportable segments, such as goodwill. Please revise the table and related footnote disclosure to clarify, if true, that all of your goodwill has been allocated to your reportable segments, consistent with the disclosure in Note 7 to your audited financial statements.

Critical Accounting Policies and Uses of Estimates, page 48

Goodwill

23. Please revise your descriptions of the first and second steps in the goodwill impairment test to clarify that the first step is used to identify potential impairment and compares the fair value of a reporting unit with its carrying amount, including goodwill, and that the second step, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of the goodwill. Refer to ASC 350-20-35-4 and 35-9.

Liquidity and Capital Reserves, page 54

24. For each of your various debt facilities that contain financial and other covenants, please disclose whether or not you were in compliance with the agreements as of the most recent balance sheet date.

Business, page 67

25. Please briefly expand to explain the statement that you have transitioned from a traditional OTP manufacturer to an asset-light sourcing and marketing model.

Management, page 85

26. Please revise this section to discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

27. It appears that certain of your directors have affiliations with certain of your major stockholders. Please revise this section to describe briefly any arrangement or understanding between any director and any other persons pursuant to which such director was or is to be selected as a director or nominee. Refer to Item 401(a) of Regulation S-K. In this regard, we would expect to see disclosure regarding any nomination rights under your existing stockholder's agreement to include identification of each director who has been nominated pursuant to such rights.

Director Compensation, page 100

Current Compensation, page 100

28. We note that in 2014 certain of your directors were granted stock options. We also note that the included table does not reflect these grants. Please revise to include the table required by Item 402(r) of Regulation S-K which should include all director compensation for the last completed fiscal year.

Security Ownership of Beneficial Owners and Management, page 101

29. Please refer to footnote 2. For Standard General LP, please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

Certain Relationships and Transactions, page 103

Helms Promissory Notes and Loan and Voting Agreement, page 103

30. Please tell us if any voting agreements will remain in the amended Loan and Voting Agreement.

Audited December 31, 2014 Financial Statements

Consolidated Statements of Cash Flows, page F-6

31. We note that your PIK Toggle Notes, 7% Senior Notes, and third lien notes allow for the deferral of interest payments, which is typically referred to as payment in kind (PIK). We note from your statements of cash flows that you appropriately classify the deferral of interest (issuance of PIK debt) as a non-cash adjustment to reconcile net income (loss) to net cash provided by operating activities. Given that the PIK obligations are, in substance, accruals for interest incurred but not yet paid, please confirm to us that you plan to classify subsequent payments of deferred interest as operating cash outflows. Refer to ASC 230-10-45-17d and 28a for guidance. In addition, to more plainly describe the non-cash adjusting items, please consider captioning them as "interest incurred but not paid on PIK Toggle Notes" or similar.

Note 15. Unit Incentive Plan, page F-33

32. Please expand the disclosure to discuss the issuance of the Intrepid Warrants, including the date issued, exercise price, and other relevant information pursuant to Rule 4-08(i) of Regulation S-X. We note your current disclosure is limited to that included with the 7% Senior Notes on page F-19. Please expand accordingly.

Note 18. Parent-Only Financial Information, page F-37

33. We note disclosure on page 24 that your ABL and First Lien Credit Agreement contain a number of restricted covenants, including your ability to pay dividends and make other restricted payments. Please include disclosure of the most significant restrictions on the payment of dividends by you before the offering and subsequent to the offering. Also disclose whether there are restricted net assets of your consolidated and any unconsolidated subsidiaries that together exceed 25% of your consolidated net assets, which may not be transferred to you in the form of loans, advances or cash dividends without the consent of a third party. Reference is made Rule 4-08(e) of Regulation S-X.

Note 19. Segment Information, page F-37

34. Please expand your disclosure to also include a reconciliation of the consolidated operating income to your consolidated income (loss) before income taxes. Refer to ASC 280-10-50-30(b). This comment is also applicable to your interim financial statements at page F-57.

35. Please disclose the amount of revenues and long-lived assets attributed to and located in domestic and foreign locations, pursuant to ASC 280-10-50-41. Also, please include information about your major customers pursuant to ASC 280-10-50-42.

June 30, 2015 Interim Financial Statements

Note 10. Unit Incentive Plan, page F-56

36. Please disclose, if true, that the Intrepid Option Plan for units of ownership in your subsidiary Intrepid Brands, LLC will not be terminated in connection with the offering. Further, please disclose if all or a portion of the outstanding options will be repurchased by you using a portion of the net proceeds from the offering. Reference is made to page 91. Please also discuss the planned repurchase of a portion of the Intrepid Warrants in connection with the offering. Reference is made to page 38.

Signatures, page II-6

37. Please revise the second half of your signature page to include the signature of your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

       You may contact Beverly A. Singleton at (202) 551-3328 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

                                              Sincerely,

                                              /s/ Susan Block

                                              Susan Block
                                              Attorney-Advisor
                                              Office of Transportation and Leisure

cc: Brett Nadritch
       Milbank, Tweed, Hadley & McCloy LLP